[WILMERHALE LETTERHEAD]

VIA FEDERAL EXPRESS AND FACSIMILE

August 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention: Marc D. Thomas

Re:                               Activision, Inc.
Form 10-K for Fiscal Year Ended March 31, 2007
Filed on June 14, 2007
Form 10-K/A for Fiscal Year Ended March 31, 2006
Filed May 25, 2007
File No. 1-15839

Ladies and Gentlemen:

On behalf of our client Activision, Inc. (the “Company”), this letter is being submitted in response to the letter, dated August 8, 2007 (the “Letter”) from Mark Kronforst, Accounting Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission to Robert A. Kotick, Chief Executive Officer of the Company.  In accordance with the instructions contained in the Letter and on behalf of the Company, we hereby respectfully notify the Staff that the Company will provide a written response to each of the comments contained in the Letter on or before September 10, 2007.

If you require additional information, please contact either the undersigned at the telephone number indicated above or Rod J. Howard, Esq. of this firm at (650) 858-6020.

Best regards,

/s/ Joseph K. Wyatt
Joseph K. Wyatt

cc:                                 Mark Kronforst (Securities and Exchange Commission)
George Rose, Esq. (Activision, Inc.)
Kathryn Murray, Esq. (Activision, Inc.)
Stephen Wereb (Activision, Inc.)
Crea Wilno (Activision, Inc.)
Rod J. Howard, Esq.